Sidley Austin LLP One south dearborn street chicago, il 60603 +1 312 853 7000 +1 312 853 7036 Fax AMERICA • ASIA PACIFIC • EUROPE

December 30, 2020

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Frank Knapp
Pamela Long
Todd K. Schiffman
Robert Telewicz

Re:	Oyster Enterprises Acquisition Corp. Draft Registration Statement on Form S-1 Submitted November 30, 2020 CIK No. 0001834226

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Oyster Enterprises Acquisition Corp. (the “Company”), in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s draft registration statement on Form S-1 submitted on a confidential basis on November 30, 2020 (CIK No. 0001834226), as set forth in the Staff’s letter dated December 21, 2020 addressed to Heath Freeman, Chief Executive Officer of the Company (the “Comment Letter”).

Set forth below is the Company’s response to the Comment Letter. For ease of reference, each comment contained in the Comment Letter is reproduced below in bold font type and is immediately followed by the response of the Company. Unless otherwise indicated, page references in the Company’s response refer to the Company’s Registration Statement filed with the Commission concurrently with this letter (the “Registration Statement”).

Draft Registration Statement on Form S-1 Submitted November 30, 2020

Distribution of distributable redeemable warrants..., page 10

1.	Please include a sample calculation demonstrating the potential number of redeemable warrants that would be distributed to the extent a hypothetical number of public shareholders redeem their public shares in connection with the business combination.

U.S. Securities and Exchange Commission

December 30, 2020

RESPONSE: The Company acknowledges the Staff’s comment. Upon further consideration, the Company has revised the warrant structure throughout the Registration Statement to provide that each unit issued upon closing of the offering will consist of one share of the Company’s Class A common stock and one-half of one redeemable warrant. No warrants (or fractional interest in such warrants) will be contingent upon redemptions in connection with the Company’s initial business combination. As a result, the Staff’s comment is no longer applicable.

Risks, page 33

2.	Please include a bullet point summary of your principal risks, as required by Item 105(b) of Regulation S-K

RESPONSE: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 31 of the Registration Statement.

Provisions in our amended and restated certificate of incorporation…, page 66

3.	Please revise the disclosure in this section to be consistent with disclosure on page 147 under “Exclusive Forum for Certain Lawsuits”.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 64 of the Registration Statement.

*        *        *

We would be grateful if the Staff would provide any comments to the Registration Statement at its earliest convenience so that we may provide any additional responses required.

Should you wish to discuss the foregoing response or the Registration Statement at any time, please do not hesitate to contact me at (312) 853-2071 or at mheinz@sidley.com.

Very truly yours,

/s/ Michael P. Heinz

Michael P. Heinz, Esq.

cc:	Heath Freeman – Oyster Enterprises Acquisition Corp.
Bradley D. Howard – Sidley Austin LLP
Jonathan Ko – Paul Hastings LLP